UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Sitestar Corporation

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

82980W101

(CUSIP Number)

Steven L. Kiel

1865 Palmer Ave., Suite 108

Larchmont, NY 10538

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 10, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arquitos Capital Partners, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 25,413,593
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 25,413,593
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,413,593
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.11%
14.	TYPE OF REPORTING PERSON (see instructions) PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arquitos Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 25,413,593
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 25,413,593
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,413,593
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.11%
14.	TYPE OF REPORTING PERSON (see instructions) IA

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Santa Monica Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 41,666,667
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 41,666,667
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,666,667
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.42%
14.	TYPE OF REPORTING PERSON (see instructions) PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SMP Asset Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 41,666,667
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 41,666,667
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,666,667
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.42%
14.	TYPE OF REPORTING PERSON (see instructions) IA

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven L. Kiel
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 67,080,260
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 67,080,260

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,080,260
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.53%
14.	TYPE OF REPORTING PERSON (see instructions) IN

Item 1. Security and Issuer.

This Schedule 13D is being filed with respect to shares of Common Stock issued by Sitestar Corporation, whose principal executive offices are at 4026 Wards Drive, Suite G1 #271, Lynchburg, VA 24502.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed with respect to shares of the Issuer’s Common Stock held by Arquitos Capital Partners, LP and Santa Monica Partners, L.P. Arquitos Capital Management, LLC acts as the general partner of Arquitos Capital Partners, LP, and Steven L. Kiel is the Managing Member of Arquitos Capital Management, LLC and is deemed to have beneficial ownership over the Issuer’s Common Stock owned by Arquitos Capital Partners, LP. SMP Asset Management, LLC is the general partner of Santa Monica Partners, L.P., and Steven L. Kiel is an advisor of SMP Asset Management, LLC and co-portfolio manager of Santa Monica Partners, L.P. and is deemed to have beneficial ownership over the Issuer’s Common Stock owned by Santa Monica Partners, L.P. The address for both Arquitos Capital Partners, LP and Santa Monica Partners, L.P. is 1865 Palmer Ave., Suite 108 Larchmont, NY 10538.

(b) The business address for each Reporting Person is 1865 Palmer Ave., Suite 108 Larchmont, NY 10538.

(c) Arquitos Capital Partners, LP and Santa Monica Partners, L.P. are private investment funds. See also Item 2(b), above.

(d) During the last five years, Steven L. Kiel has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Steven L. Kiel has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he was or he became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Arquitos Capital Partners, LP is a Delaware limited partnership. Arquitos Capital Management, LLC is a California limited liability company. Santa Monica Partners, L.P. is a New York limited partnership. SMP Asset Management, LLC is a Delaware limited liability company. Steven L. Kiel is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

Each acquisition of shares of Common Stock by the Reporting Person was either in open market transactions or through private placements, and purchased using working capital or personal funds.

Item 4.  Purpose of Transaction.

Private Placement. On August 10, 2016, Arquitos Capital Partners, LP acquired 20,833,333 shares of the Issuer’s Common Stock through a private placement of the Issuer’s Common Stock (the “Private Placement”). Santa Monica Partners, L.P. acquired 41,666,667 shares of the Issuer’s Common Stock in the Private Placement. The price per share for the Issuer’s Common Stock sold in the Private Placement was 4.8 cents per share. The Issuer carried out this capital raise in order to ensure that a quorum would be met at its upcoming shareholder meeting, in order to increase its asset base to reduce the per share burden of its fixed public company expenses, and to pursue as yet-unidentified strategic acquisitions.

Group and Voting Agreement. In connection with the Private Placement, on August 10, 2016, the Reporting Persons named in Item 2 entered into a Group and Voting Agreement, pursuant to which Steven L. Kiel will for a period of two years have sole and exclusive authority to vote the shares acquired by Arquitos Capital Partners, LP and Santa Monica Partners, L.P. through the Private Placement.

Item 5.  Interest in Securities of the Issuer.

(a) As of the time of this filing, Arquitos Capital Partners, LP owns 25,413,593 shares of the Issuer’s Common Stock, or a 16.11% ownership interest of the Issuer’s Common Stock, and Santa Monica Partners, L.P. owns 41,666,667 shares of the Issuer’s Common Stock, or a 26.42% ownership interest of the Issuer’s Common Stock. The Reporting Persons disclaim any beneficial ownership of the Issuer’s Common Stock held by the parties to the Settlement Agreement.

See Item 2(a), above.

(b) See Item 2(a), above.

(c) See Item 2(a), above.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 19, 2016

Arquitos Capital Partners, LP;

Arquitos Capital Management, LLC;

Santa Monica Partners, L.P.;

SMP Asset Management, LLC.; and Steven L. Kiel

/s/ Steven L. Kiel

Steven L. Kiel, as Managing Member and on
behalf of Arquitos Capital Management, LLC,
General Partner of Arquitos Capital Partners,
LP, as Partner and on behalf of SMP Asset
Management, LLC, General Partner of Santa
Monica Partners, L.P., and individually